UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated December 22, 2022

Item 1

RELEVANT INFORMATION

Bogotá, December 22, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that, Fitch Ratings has maintained the rating Grupo Aval in BB+, also maintaining the outlook as “Stable”. Likewise, Grupo Aval Limited's rating was confirmed in BB +.

GRUPO AVAL ACCIONES Y VALORES S.A.
RATING
Foreign Currency Long Term Issuer Default Risk	BB+
Foreign Currency Short Term Issuer Default Risk	B
Local Currency Long Term Issuer Default Risk	BB+
Local Currency Short Term Issuer Default Risk	B
Government Support Rating	ns

SOVEREIGN RISK	RATING
Long Term Foreign Currency Issuer Default Risk	BB+
Long Term Local Currency Issuer Default Risk	BB+
Country Ceiling	BBB-

OUTLOOKS	OUTLOOKS
Long Term Foreign Currency Issuer Default Risk	Stable
Long Term Local Currency Issuer Default Risk	Stable
Sovereign Long Term Foreign Currency Issuer Default Risk	Stable
Sovereign Long Term Local Currency Issuer Default Risk	Stable

GRUPO AVAL LIMITED
DEBT RATING CLASSES	RATING
Senior unsecured	BB+

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel